Rouyn-Noranda, January, 13, 2016

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
US Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
United States of America

RE:	Richmont Mines Inc.
Form 20-F for the Year Ended December 31, 2014
Filed April 27, 2015
File no. 001-14598

Dear Ms. Jenkins,

As requested in your letter dated December 30, 2015, please find enclosed our answers relating to your observations regarding our form 20-F for the year ended December 31, 2014.

If you require additional information or wish to discuss any of our answers, please do not hesitate to contact us.

Yours truly,

Nicole Veilleux, CPA, CA
Vice-President, Finance

Encl.

c. c.	Raymond Chabot Grant Thornton LLP
Audit Committee Members

Richmont Mines Inc.
Answers to letter dated December 30, 2015 related to
Form 20-F for the Year Ended December 31, 2014
Filed April 27, 2015
File No. 001-14598

Rouyn-Noranda, January 13, 2016

Form 20-F for the Year Ended December 31, 2014

Information on the Corporation, page 19

2014 Results, page 34

1.	You disclose cash costs per ounce of gold sold in this section of the filing for each of your mining properties but only provide a reconciliation of the total cash costs per ounce of gold sold to the production costs reflected in your financial statements on an aggregate or consolidated basis on page 91. Please revise future filings to include reconciliations reflecting the calculation of cash costs per ounce of gold sold for each of your mining properties which agree to or are reconciled to the consolidated amounts per the reconciliation included on page 91.

Comments: We will comply. Our future filings will include reconciliations reflecting the calculation of cash costs per ounce of gold sold for each of our mining properties.

Consolidated Financial Statements
Note 2.9 – Exploration and Project Evaluation, page 11

2.	We note you cite the use of a preliminary feasibility study “showing the profitability of the project based at least on Inferred Resources” as one of the three types of economic analysis used to demonstrate the commercial viability and economic benefits of a project. Please modify your policy, or tell us why you believe the use of inferred resources for the determination of the commercial viability or the economic benefits of a project is consistent with the CIM Definition Standard of inferred resources, which states “Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.” Please also tell us, on a project-by-project basis, the cumulative amount of expenditures that have been capitalized based on this type of economic analysis, both gross and net of depreciation, depletion, amortization and impairments, as of December 31, 2014.

Comments:

As a starting point, please note that the consolidated financial statements of the Corporation are prepared in accordance with International Financial Reporting Standards (IFRS). In accordance with paragraph 5 of IFRS 6, Exploration for and evaluation of mineral resources, the Corporation applies IFRS 6 for exploration and evaluation expenditures, except for expenditures incurred:

a)	before the exploration for an evaluation of mineral resources, such as expenditures incurred before the entity has obtained the legal rights to explore a specific area.
b)	after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

IFRS 6 does permit the capitalization of the expenditures that are within the scope described above, however, the Corporation’s policy is to expense such expenditures as they are incurred and this is also permitted under IFRS 6.

As required by IFRS 6 paragraph 17, a project is reclassified as an “Advanced Exploration Project” when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. For such Advanced Exploration Projects, subsequent expenditures relating to further exploring or developing the property for eventual production are capitalized.

IFRS does not define the terms “technical feasibility” and “commercial viability” and does not prescribe when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. As such, we believe the assessment of technical feasibility and commercial viability requires judgment. Given that judgment is required, the Corporation’s accounting policy Note 2.9 explains in detail how the Corporation determines when technical feasibility and commercial viability are demonstrated.

We agree that, as stated in the observation, the CIM Definition Standard of inferred resources states “Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.” However, as mentioned above, IFRS does not does not provide guidance on how to determine technical feasibility and commercial viability and does not make reference to the CIM Definition Standards or the use of CIM as a basis for determination of project status. It is our view that IFRS therefore does not require that the assessment of technical feasibility and commercial viability be demonstrated by any particular study or analysis including those specified or defined in the CIM Definition Standards. Consequently, we do not believe that the use of inferred resources for the determination of the commercial viability or the economic benefits of a project must be consistent with the CIM Definition Standards.

As stated in Note 2.9, a preliminary economic analysis based on at least Inferred Resources is only one of three types of analysis used by the Corporation and the type of analysis used is based upon factors such as the level of knowledge about the property and the project, the potential size of the project and whether the project is related or in close proximity to an existing Corporation mining site. We believe that, based on these factors, a preliminary economic analysis based on at least Inferred Resources is sometimes sufficient to demonstrate that development is economically feasible. Furthermore, it should be noted that the analysis also needs to be presented to the Corporation’s Board of Directors for review and approval. It is the duty of the Board of Directors to evaluate the analysis and all relevant factors. If the Board concludes that the existence of the minerals can be reasonably assumed and that the potential return on investment is sufficient, it then approves Advanced Exploration Project status for the property and subsequent expenditures begin to be capitalized.

We respectfully point out that the observation refers to the use of a “preliminary feasibility study” based on Inferred Resources whereas in fact the Corporation’s accounting policy Note 2.9 refers to a “preliminary economic analysis”, not “preliminary feasibility study”. As stated in Note 2.9, the Corporation may use a second type of economic analysis, in the form of a pre-feasibility study, showing the profitability of the project based on Measured or Indicated Resources.

We also respectfully point out that the current accounting policy was developed as a result of a comment letter dated September 4, 2013 from the US Securities and Exchange Commission. At that time, the Corporation committed to include a better description of the criteria used to permit capitalization of costs of Advanced Exploration Projects. The current Note 2.9 uses substantially the same wording that was proposed in the Corporation’s response letter dated September 17, 2013 to that comment letter. The Corporation believes the accounting policy complies with IFRS and provides clear, detailed, relevant information enabling financial statements users to understand how the Corporation accounts for exploration and project evaluation expenditures (“E&E project”), including how management determines when technical feasibility and commercial viability is demonstrated resulting in the E&E project being reclassified as an Advanced Exploration Project. As such, the Corporation does not believe the accounting policy needs to be modified.

Please note that, as of December 31, 2014, the carrying value of Advanced Exploration Projects was nil as those had been reclassified to mining sites in production. For your information, the expenditures that had been capitalized using the above-described economic analysis were:

  $16,444,063 (CAN$)in fiscal 2013
  $21,392,307 (CAN$)in fiscal 2014

Management of the Corporation acknowledges that:

  the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Nicole Veilleux, CPA, CA
Vice-President, Finance